Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: 202.383.0262 F: 202.637.3593 Owenpinkerton@eversheds-sutherland.us

April 10, 2024

Via EDGAR

David Lin

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Re:	United States 12 Month Natural Gas Fund, LP
Post-Effective Amendment No. 3 on Form S-1
Filed March 20, 2024
File No. 333-263572

Dear Mr. Lin:

On behalf of United States 12 Month Natural Gas Fund, LP (the “Fund”), set forth below is the Fund’s response to the comment provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission) in that certain letter dated April 5, 2024, relating to the above referenced Registration Statement (the “Registration Statement”). The Staff’s comment is set forth below in italics, followed by the Fund’s response.

Post-Effective Amendment No. 3 to Form S-1 Filed March 20, 2024

Experts, page 55

1.	We note on November 14, 2023, you dismissed Spicer Jeffries LLP as your independent accountant and retained Cohen & Company, Ltd. as a replacement. Please revise this section to include the disclosures required by Item 304 of Regulation S-K, including:

•	Disclose whether for either of the past two fiscal years Spicer Jeffries LLP’s audit reports contained any adverse opinion or disclaimer of opinion or were qualified or modified as to uncertainty, audit scope or accounting principles. If applicable, also describe the nature of each such adverse opinion, disclaimer of opinion, qualification or modification. Refer to Item 304(a)(1)(ii) of Regulation S-K.

•	Disclose whether there were any disagreements with Spicer Jeffries LLP as defined in Item 304(a)(1)(iv) of Regulation S-K and whether any reportable events occurred as defined in Item 304(a)(1)(v) of Regulation S-K during the two most recent fiscal years and any subsequent interim period preceding your dismissal of Spicer Jeffries LLP.

Response: The Registration Statement has been revised accordingly.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: 202.383.0262 F: 202.637.3593 Owenpinkerton@eversheds-sutherland.us

Item 16. Exhibits and Financial Statement Schedules, page II-2

2.	Please amend your filing to include a letter filed as an exhibit from Spicer Jeffries LLP stating whether it agrees with the statements disclosed in the section headed “Experts” in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

Response: The Registration Statement has been revised to incorporate the requested letter by reference to the Fund’s Current Report on Form 8-K filed on November 16, 2023.

If you have any questions about the foregoing, please do not hesitate to contact me at (202) 383-0262 or Eric Simanek at (202) 220-8412.

Sincerely,

/s/ Owen J. Pinkerton
Owen J. Pinkerton, a partner

cc:	Raymond A. Ramirez, Esq.
Eric D. Simanek, Esq.
Daphne G. Frydman, Esq.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.